Filed by Meritor Automotive, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                       Subject Company: Meritor Automotive, Inc.
                                                     Commission File No. 1-13093

The following is an e-mail disseminated by Meritor Automotive, Inc. to its employees on June 20, 2000:

       ARVINMERITOR INTEGRATION TEAMS MEET - DEVELOPING STRATEGY AND PLANS

More than 200 leaders from across Arvin and Meritor met during the weeks of May 29th and June 5th to develop the integration plans which will lead to the completion of the merger of ArvinMeritor. During three-day planning sessions, the 19 integration teams focused on the immediate plans required to complete the merger on July 7, the first 100 days and the first year.

"As we become one company, these teams will help develop action plans and make recommendations on the next steps we must take," said Larry Yost, Chairman and CEO, Meritor Automotive. "These teams are reviewing best practices from Arvin and Meritor and they are proposing new solutions to ensure that we are positioned for future success."

Beginning June 19, all team leaders meet weekly with Larry Yost and Bill Hunt to review progress, provide ongoing updates and encourage communication across the teams and across the company. Each integration team will also communicate their progress across ArvinMeritor and to the people in their function or business.

Assuming the transaction closes on July 7 as planned, employee celebrations across ArvinMeritor will begin July 10.

Larry Yost
Chairman and CEO
Meritor Automotive, Inc.

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Meritor and Arvin have mailed a definitive joint proxy statement/prospectus to stockholders of Meritor and Arvin containing information about the merger. The joint proxy statement/prospectus is included in the Registration Statement filed by ArvinMeritor with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents at the Commission's website at www.sec.gov. In addition, documents filed with the Commission by Meritor will be available free of charge from Meritor (at Meritor's website at www.meritorauto.com) or by contacting Bonnie Wilkinson, Meritor Automotive, Inc., 2135 West Maple Road, Troy, Michigan 48084; telephone (248) 435-0762.